Super Group Reports Third Quarter 2023 Financial Results

Third Quarter Highlights:

•	Revenue increased by 16% to €356.9 million, being Super Group's highest ever revenue for the third quarter

•	Profit for the period of €10.6 million includes a non-cash charge of €14.2 million arising from the change in fair value of option liability

•	Operational EBITDA ex-US of €64.1 million and a loss of €10.3 million from the US amounted to Operational EBITDA of €53.8 million

New York, NY – November 9, 2023 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced third quarter 2023 consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “Super Group has delivered yet another quarter of solid results, having achieved our highest ever revenue for a third quarter, as well as new all-time highs for both our customer numbers and deposits. I remain encouraged by our very strong customer engagement and continued expansion of our global iGaming offering.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “For the third quarter, we delivered ex-US Revenue of €348.9 million and ex-US Operational EBITDA of €64.1 million, which resulted in a strong margin of 18%. We continue to focus on investing for future growth and the further realization of cost efficiencies. Despite some headwinds experienced this quarter, while tight, we are reaffirming our guidance, assuming a normalized margin for the remainder of the year."

Financial Highlights:
•Revenue increased by 16% to €356.9 million for the third quarter 2023 (constant currency: 27% to €390.8 million) from €307.8 million in the same period from the prior year driven by growth from Africa and Middle East, European and North American markets partially offset by declines from the South/Latin America and Asia-Pacific markets.

•Profit for the period was €10.6 million for the third quarter 2023, which included a non-cash charge of €14.2 million related to the increase in fair value of a liability for a call option granted to a third-party to purchase the B2B division of Digital Gaming Corporation Limited ("DGC"), which Super Group acquired in January 2023. Profit for the period of €34.9 million for the third quarter of 2022 included the positive impact of non-cash adjustments of €22.0 million related to the change in fair value of option liability.
•Operational EBITDA was €53.8 million for the third quarter 2023 compared to €49.6 million in the third quarter of 2022. The measure for the third quarter 2023 was comprised of €64.1 million ex-US and a loss of €10.3 million in the US.
•Monthly Active Customers increased 44% to 4.0 million during the third quarter 2023 from 2.7 million in the third quarter of 2022.
•Cash and cash equivalents was €245.3 million at September 30, 2023, down from €254.8 million at December 31, 2022. This net reduction during the third quarter 2023 was the result of:
◦Inflows from operating activities amounting to €112.1 million;
◦Inflows from investing activities of €13.9 million. This was mainly attributable to a transfer of €138.5 million of restricted cash for the DGC bank lending facility into the available cash balance, reduced by a preceding injection into the facility of €18.6 million. There was an additional increase of €7.3 million resulting from interest and receipts from loans receivable. These increases were offset by the further investment in tangible and intangible assets of €47.5 million, predominantly due to the capitalization expenditure on software, issuance of loans of €55.9 million, cash paid on the acquisition of SportCC of €6.4 million as well as the cash paid on the acquisition of DGC of €11.7 million net of €7.7 million acquired from DGC;

◦Outflows from financing activities of €129.3 million primarily due to DGC settling its bank lending facility of €139.4 million as well as lease payments of €5.7 million and share repurchases of €2.6 million, offset by proceeds from interest-bearing borrowings of €18.5 million; and
◦A loss of €6.3 million as a result of foreign currency fluctuations on foreign cash balances held over this period.

Revenue by Geographical Region for the Three Months Ended September 30, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	99,381	673	100,054
Asia-Pacific	35,014	26,968	61,982
Europe	34,823	19,197	54,020
North America	33,645	100,443	134,088
South/Latin America	3,538	3,206	6,744
Total revenue	206,401	150,487	356,888
	%	%	%
Africa and Middle East	48%	0%	28%
Asia-Pacific	17%	18%	17%
Europe	17%	13%	15%
North America	16%	67%	38%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Three Months Ended September 30, 2022 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	69,693	413	70,106
Asia-Pacific	41,929	26,559	68,488
Europe	29,125	9,298	38,423
North America	24,412	98,629	123,041
South/Latin America	3,653	4,110	7,763
Total revenue	168,812	139,009	307,821
	%	%	%
Africa and Middle East	41%	0%	23%
Asia-Pacific	25%	19%	22%
Europe	17%	7%	12%
North America	15%	71%	40%
South/Latin America	2%	3%	3%

Revenue by Geographical Region for the Nine Months Ended September 30, 2023 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	296,834	1,425	298,259
Asia-Pacific	111,205	77,888	189,093
Europe	105,831	61,143	166,974
North America	108,889	292,510	401,399
South/Latin America	10,871	9,602	20,473
Total revenue	633,630	442,568	1,076,198
	%	%	%
Africa and Middle East	46%	0%	27%
Asia-Pacific	18%	18%	18%
Europe	17%	14%	16%
North America	17%	66%	37%
South/Latin America	2%	2%	2%

Revenue by Geographical Region for the Nine Months Ended September 30, 2022 in € ‘000s:

	Betway	Spin	Total
Africa and Middle East	195,259	1,966	197,225
Asia-Pacific	147,340	77,179	224,519
Europe	87,833	13,809	101,642
North America	91,442	324,131	415,573
South/Latin America	12,613	11,543	24,156
Total revenue	534,487	428,628	963,115
	%	%	%
Africa and Middle East	37%	0%	20%
Asia-Pacific	28%	18%	23%
Europe	16%	3%	11%
North America	17%	76%	43%
South/Latin America	2%	3%	3%

Revenue by product line for the Three Months Ended September 30, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	68,818	150,215	219,033
Fixed Odds Contingencies[1]	58,073	—	58,073
Sports betting[1]	64,566	—	64,566
Brand licensing[2]	8,294	—	8,294
Other[3]	6,650	272	6,922
Total revenue	206,401	150,487	356,888
Revenue by product line for the Three Months Ended September 30, 2022 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	57,770	138,822	196,592
Fixed Odds Contingencies[1]	14,908	—	14,908
Sports betting[1]	89,727	—	89,727
Brand licensing[2]	5,439	—	5,439
Other[3]	968	187	1,155
Total revenue	168,812	139,009	307,821
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’. Fixed Odds Contingencies has been reclassified from sports in the prior period in order to align to the current year classification. Fixed Odds Contingencies are casino style games in respect of which the odds are agreed at the time of the bet and accepted under the sports licenses in certain jurisdictions. This will be grouped together under Online Casino revenue moving forward.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.
Revenue by product line for the Nine Months Ended September 30, 2023 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	206,990	441,812	648,802
Fixed Odds Contingencies[1]	143,721	—	143,721
Sports betting[1]	240,213	44	240,257
Brand licensing[2]	25,441	—	25,441
Other[3]	17,265	712	17,977
Total revenue	633,630	442,568	1,076,198
Revenue by product line for the Nine Months Ended September 30, 2022 in € ‘000s:

	Betway	Spin	Total
Online casino[1]	177,364	428,060	605,424
Fixed Odds Contingencies[1]	34,129	—	34,129
Sports betting[1]	290,283	381	290,664
Brand licensing[2]	31,096	—	31,096
Other[3]	1,615	187	1,802
Total revenue	534,487	428,628	963,115
1 Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’. Fixed Odds Contingencies has been reclassified from sports in the prior period in order to align to the current year classification. Fixed Odds Contingencies are casino style games in respect of which the odds are agreed at the time of the bet and accepted under the sports licenses in certain jurisdictions. This will be grouped together under Online Casino revenue moving forward.
2 Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
3 Other relates to profit share, royalties and outsource fees from external customers.

Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”, hereafter "IFRS").
EBITDA, Adjusted EBITDA, revenue on a constant currency basis and Operational EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is EBITDA adjusted gain on derivative contracts, transaction costs, share listing expense, change in fair value of option, adjusted RSU expense, change in fair value of warrant liabilities and earnout liabilities and associated foreign exchange movements, unrealized foreign currency gains and losses and other non-recurring adjustments. Operational EBITDA is Adjusted EBITDA further adjusted to exclude other non-operational adjustments outside of the current year’s operations as may be deemed appropriate by the company’s audit committee. Constant currency growth is calculated by translating non-Euro performance for 2022 and 2023 using 2022 exchange rates.
Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit after tax to EBITDA and Adjusted EBITDA and Operational EBITDA
in € ‘000s:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Profit for the period	10,626	34,877	36,262	170,216
Income tax expense	4,748	10,639	25,387	25,221
Finance income	(2,535)	(587)	(5,800)	(1,252)
Finance expense	695	276	1,779	939
Depreciation and amortization expense	19,848	15,742	61,603	46,907
EBITDA	33,382	60,947	119,231	242,031
Transaction fees	—	—	—	21,612
Gain on derivative contracts	—	(2,435)	—	(4,147)
Share listing expense	—	—	—	126,252
Foreign exchange on revaluation of warrants and earnouts	—	5,714	—	29,743
Change in fair value of warrant liability	—	870	—	(33,744)
Change in fair value of earnout liability	—	2,722	—	(192,214)
Change in fair value of option	14,217	(21,983)	22,495	(21,983)
Adjusted RSU expense[1]	5,803	10,308	14,429	13,683
Unrealized foreign exchange[1]	(907)	(8,219)	3,168	(18,897)
Non-recurring adjustments[1]	803	1,667	7,116	4,679
Adjusted EBITDA	53,298	49,591	166,439	167,015
Non-operational adjustments	457	(38)	(5,135)	(496)
Operational EBITDA	53,755	49,553	161,304	166,519

Operational EBITDA, ex-US	64,075	49,553	200,851	166,519
Operational EBITDA, US	(10,320)	—	(39,548)	—
1 Unrealized foreign exchange movements, additional RSU expenses and other non-recurring adjustments have been reclassified from the Operational EBITDA calculation to the Adjusted EBITDA calculation. This has resulted in a restatement of Adjusted EBITDA for all prior periods.

Webcast Details
The Company will host a webcast at 8:30 a.m. ET today to discuss the third quarter 2023 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.
Contacts:
Investors:
investors@sghc.com
Media:
media@sghc.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.
These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity, growth and profitability expected growth of Super Group’s customer base, expansion into new markets.
These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 27, 2023, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Super Group (SGHC) Limited
Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income
for the Three Months and Nine Months Ended September 30, 2023 and 2022
(€ in '000s, except for share and profit per share)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue	356,888	307,821	1,076,198	963,115
Direct and marketing expenses	(270,839)	(226,921)	(823,879)	(693,338)
Other operating income	360	1,853	2,669	7,146
General and administrative expenses	(38,810)	(36,918)	(113,262)	(109,373)
Transaction fees	—	—	—	(21,612)
Depreciation and amortization expense	(19,848)	(15,742)	(61,603)	(46,907)
Profit from operations	27,751	30,093	80,123	99,031
Finance income	2,535	587	5,800	1,252
Finance expense	(695)	(276)	(1,779)	(939)
Gain on derivative contracts	—	2,435	—	4,147
Foreign exchange on revaluation of warrants and earnout liabilities	—	(5,714)	—	(29,743)
Share listing expense	—	—	—	(126,252)
Change in fair value of warrant liability	—	(870)	—	33,744
Change in fair value of earnout liability	—	(2,722)	—	192,214
Change in fair value of option	(14,217)	21,983	(22,495)	21,983
Profit before taxation	15,374	45,516	61,649	195,437
Income tax expense	(4,748)	(10,639)	(25,387)	(25,221)
Profit for the period	10,626	34,877	36,262	170,216

Profit for the period attributable to:
Owners of the parent	9,876	34,634	34,050	169,973
Non-controlling interest	750	243	2,212	243
	10,626	34,877	36,262	170,216
Other comprehensive income items that may be reclassified subsequently to profit
Foreign currency translation	5,251	(1,784)	4,459	(4,159)
Other comprehensive income for the period	5,251	(1,784)	4,459	(4,159)
Total comprehensive income for the period	15,877	33,093	40,721	166,057

Total comprehensive profit for the period attributable to:
Owners of the parent	15,127	32,850	38,509	165,814
Non-controlling interest	750	243	2,212	243
	15,877	33,093	40,721	166,057

Weighted average shares outstanding, basic	498,360,431	490,197,468	498,336,881	489,580,095
Weighted average shares outstanding, diluted	500,333,127	490,197,468	500,478,521	489,580,095

Profit per share, basic (cents)	1.98	7.07	6.83	34.72
Profit per share, diluted (cents)	1.97	7.07	6.80	34.72

Super Group (SGHC) Limited
Consolidated Statements of Financial Position
as at September 30, 2023 and December 31, 2022
(€ in '000s)

	Unaudited
	2023	2022
ASSETS
Non‐current assets
Goodwill and Intangible assets	333,300	226,229
Property, plant and equipment	15,486	14,031
Right-of-use assets	23,577	14,165
Deferred tax assets	32,662	23,294
Regulatory deposits	12,038	11,809
Loans receivable	80,313	25,524
Investments in non-listed equity	958	1,781
	498,334	316,833
Current assets
Trade and other receivables	154,445	116,800
Income tax receivables	11,837	40,349
Restricted cash	42,710	148,240
Cash and cash equivalents	245,326	254,778
Assets held for sale	38,846	—
	493,164	560,167
TOTAL ASSETS	991,498	877,000

Non-Current liabilities
Lease liabilities	21,395	10,308
Deferred tax liability	6,004	8,707
Derivative financial instruments	2,059	15,129
	29,458	34,144
Current liabilities
Lease liabilities	4,675	6,951
Interest-bearing loans and borrowings	102	1,203
Deferred consideration	1,038	—
Trade and other payables	184,046	155,304
Customer liabilities	55,498	50,246
Provisions	42,250	43,745
Income tax payables	37,386	50,761
Derivative liability associated with assets held for sale	38,074	—
Liabilities associated with assets held for sale	13,768	—
	376,837	308,210
TOTAL LIABILITIES	406,295	342,354
EQUITY
Issued capital	289,753	289,753
Treasury stock	(2,632)	—
Foreign exchange reserve	(1,550)	(6,009)
Retained profit	280,876	234,333
Equity attributable to owners of the parent	566,447	518,077
Non-controlling Interest	18,756	16,569
SHAREHOLDERS' EQUITY	585,203	534,646
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	991,498	877,000